December 26, 2023

VIA EDGAR

Robert Shapiro and Theresa Brillant

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Re: Floor & Decor Holdings, Inc.

Form 10-K for Fiscal Year Ended December 29, 2022

Form 10-Q for Fiscal Quarter Ended September 28, 2023

File No. 001-38070

Dear Mr. Shapiro and Ms. Brillant:

Floor & Decor Holdings, Inc. acknowledges receipt of the letter dated December 21, 2023 (the “Comment Letter”) containing comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission regarding the above-referenced documents. The Comment Letter requests that we respond to the Staff’s comments within ten business days or advise the Staff when we will provide our response.

As discussed with Mr. Shapiro by telephone on December 22, 2023, this correspondence confirms our request for an extension of time to respond to the Comment Letter so that we can devote appropriate time and resources to consider the Staff’s comments and to complete our responses. We expect to provide our responses to the Comment Letter on or before January 23, 2024.

Please contact me at (404) 471-1634 or Monica J. Shilling of Kirkland & Ellis LLP at (310) 552-4355 if you have any questions or concerns regarding this matter.

Sincerely,

FLOOR & DECOR HOLDINGS, INC.

By:	/s/ David V. Christopherson
Name:	David V. Christopherson
Title:	Executive Vice President, General Counsel, and Secretary

cc:	Bryan H. Langley, Executive Vice President and Chief Financial Officer Monica J. Shilling, P.C., Kirkland & Ellis LLP

2500 Windy Ridge Parkway, SE | Atlanta, GA 30339 | flooranddecor.com